EXHIBIT 99.61
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            VERMILION ENERGY TRUST - NEW APPOINTMENTS AND VALUATIONS
                      FOR IMMEDIATE RELEASE - MARCH 3, 2003

March 3, 2003 - Calgary, Alberta - Vermilion Energy Trust (VET.UN-TSX) ("the Trust") is pleased to announce the appointment of Curtis W. Hicks to the position of Vice President, Finance and Chief Financial Officer. Curtis has over 20 years experience in the financial management of oil and gas companies and most recently served in a similar capacity for another well-respected oil & gas trust. Vermilion is also pleased to announce the appointment of Paul Beique to the position of Director, Investor Relations. Paul's background includes 15 years as an energy investment analyst, prior to which he worked as a petroleum engineer for a multi-national oil company.

The Trust also announces its determination of the fair market value of Trust units and common shares of Clear Energy Inc. issued pursuant to the Plan of Arrangement (the "Arrangement") which became effective on January 22, 2003 and which involved Vermilion Resources Ltd. ("Vermilion"), Clear Energy Inc., Vermilion Acquisition Ltd., and the Trust.

Under the Arrangement, a holder of Vermilion common shares (other than those holders who received Exchangeable Shares) received one Interim Note (the Clear Energy Inc. Share Consideration) and one Note (the Trust Unit Consideration) for each Vermilion common share held by such holder. Based on the five day weighted average trading price of the Vermilion common shares prior to the effective date of the Arrangement ($12.49 per share) and the valuation of the assets which were transferred to Clear Energy Inc. ($.0565 per share), the Trust has determined that the value of each Interim Note was $0.565 and the value of each Note was $11.925. Holders of Vermilion common shares received one trust unit of the Trust for each Note and one common share of Clear Energy Inc. for every three Interim Notes (rounded to the nearest number of whole shares). Accordingly, the Trust has determined that it would be reasonable to ascribe a value as at January 21, 2003, of $11.925 to each unit of the Trust and a value of $1.695 to each common share of Clear Energy Inc.

SINCE THE DETERMINATION OF FAIR MARKET VALUE IS A QUESTION OF FACT, NEITHER THE CANADA CUSTOMS AND REVENUE AGENCY NOR ANY OTHER TAX AUTHORITY WILL BE BOUND BY THE VIEWS OF THE TRUST AS EXPRESSED ABOVE. CONSEQUENTLY, FORMER HOLDERS OF VERMILION COMMON SHARES SHOULD SEEK INDEPENDENT ADVICE REGARDING THE VALUATION OF THE CONSIDERATION RECEIVED BY THEM PURSUANT TO THE ARRANGEMENT.

For further information please contact:

Lorenzo Donadeo                                 Vermilion Energy Trust
President and Chief Executive Officer           2800, 400 - 4th Avenue S.W.
                                                Calgary, Alberta  T2P 0J4
Paul Beique                                     Telephone:  (403) 269-4884
Director Investor Relations                     Facsimile:  (403) 264-6306
                                                Investor Relations Toll Free:
                                                    1-866-895-8101

www.vermilionenergy.com